Exhibit 99.1

COMPANIES (JERSEY) LAW (1991)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

CALEDONIA MINING CORPORATION PLC

(as altered by special resolutions passed on 19 June 2017 which became effective on 26 June 2017)

1.	The name of the Company is Caledonia Mining Corporation Plc (the “Company”).

2.	The Company is a public company.

3.	The Company is a no par value company.

4.	The Company is authorised to issue an unlimited number of shares with no par value of two classes, designated as Common Shares and Preference Shares.

5.	The liability of a member of the Company is limited to the amount unpaid (if any) on such member’s share or shares.

6.	As at the date of alteration of this memorandum of association the issued Common Shares of the Company were consolidated on a 100 to 1 basis.

7.	As at the date of alteration of this memorandum of association and following the consolidation mentioned in paragraph 6. above the issued Common Shares of the Company were divided on a 1 to 20 basis.